Exhibit 99.1

FERRARI N.V. ANNOUNCES CASH TENDER OFFER ON EURO NOTES ISSUED BY FERRARI N.V.

Maranello, Italy 6 July 2023 - Ferrari N.V. (NYSE/EXM: RACE) (Ferrari or the Company) announces an invitation to eligible holders (subject to the offer restrictions referred to below) of the Company’s outstanding €650,000,000 1.500 per cent. Notes due 27 May 2025 (ISIN: XS2180509999) (the Notes) to tender their Notes for purchase by the Company for cash up to an aggregate nominal amount of €175,000,000 (the Maximum Acceptance Amount) (the Offer).

The Offer is made on the terms and subject to the conditions set out in the tender offer memorandum dated 6 July 2023 (the Tender Offer Memorandum).

Copies of the Tender Offer Memorandum are (subject to distribution restrictions) available from the Tender Agent as set out below. Capitalised terms used in this announcement but not defined have the meanings given to them in the Tender Offer Memorandum.

Description of the Notes	ISIN	Outstanding Nominal Amount	Benchmark Rate	Purchase Spread	Maximum Acceptance Amount *
€650,000,000 1.500 per cent. Notes Due 27 May 2025	XS2180509999	€650,000,000	Interpolated Mid-Swap Rate	-10 bps. (the Purchase Spread)	€175,000,000

* The Company reserves the right, in its sole and absolute discretion and for any reason, to increase or decrease the Maximum Acceptance Amount.
Rationale for the Offer
The Offer is being made as part of the Company’s active management of its financial liabilities and the purpose of the Offer is to pro-actively manage the Company’s upcoming redemptions and debt maturity profile. The Company’s intention is to cancel all of the Notes that have been accepted for purchase pursuant to the Offer.
Purchase Price and Accrued Interest
The Company will pay, for the Notes accepted by it for purchase pursuant to the Offer, a price (the Purchase Price, expressed as a percentage and rounded to the third decimal place, with 0.0005 being rounded upwards), as described below.
The Purchase Price shall be determined at or around 2.00 p.m. (Rome time) (the Pricing Time) on 14 July 2023 (the Pricing Date) in the manner described in the Tender Offer Memorandum by reference to a yield (such yield, the Purchase Yield) calculated as the sum of (a) a purchase spread of -10 bps (the Purchase Spread) and (b) the Interpolated Mid-Swap Rate (as defined in the Tender Offer

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Memorandum). The Purchase Price will be determined in accordance with market convention and expressed as a percentage of the nominal amount of the Notes, and is intended to reflect a yield to maturity of the Notes on the Settlement Date equal to the Purchase Yield.
The Company will also pay an Accrued Interest Payment in respect of the Notes accepted for purchase pursuant to the Offer.
Maximum Acceptance Amount and Scaling of the Offer
Maximum Acceptance Amount
If the Company decides, in its sole and absolute discretion, to accept valid tenders of Notes pursuant to the Offer, it will accept for purchase up to an aggregate nominal amount of Notes equal to the Maximum Acceptance Amount.
The Company reserves the right to increase, in its sole and absolute discretion, the Maximum Acceptance Amount at any time, including after the Expiration Deadline.
Scaling
If the Company accepts any Notes for purchase pursuant to the Offer and the aggregate nominal amount of Notes validly tendered is greater than the Maximum Acceptance Amount, the Company intends to accept such Notes for purchase on a pro rata basis such that the aggregate nominal amount accepted for purchase pursuant to the Offer is no greater than the Maximum Acceptance Amount.
Further details regarding the scaling of the Offer can be found in "The Offer – Maximum Acceptance Amount and Scaling of the Offer – Scaling" in the Tender Offer Memorandum.

Tender Instructions
In order to participate in, and be eligible to receive the Purchase Price and Accrued Interest Payment pursuant to, the Offer, Noteholders must validly tender their Notes by delivering, or arranging to have delivered on their behalf, a valid Tender Instruction that is received by the Tender Agent by 5.00 p.m. (Rome time) on 13 July 2023 (the Expiration Deadline).
Tender Instructions will be irrevocable except in the limited circumstances described in the Tender Offer Memorandum.
Tender Instructions must be submitted in respect of a nominal amount of Notes of any Series of no less than €100,000, being the minimum denomination of each Series of Notes, and may, in each case, be submitted in integral multiples of €1,000 above €100,000. A separate Tender Instruction must be completed on behalf of each beneficial owner.
The Company is not under any obligation to accept any tender of Notes for purchase pursuant to the Offer. Tenders of Notes for purchase may be rejected in the sole discretion of the Company for any reason and the Company is not under any obligation to Noteholders to furnish any reason or justification for refusing to accept a tender of Notes for purchase. For example, tenders of Notes for purchase may be rejected if the Offer is terminated, if the Offer does not comply with the relevant requirements of a particular jurisdiction or for any other reason.

Indicative Timetable for the Offer

Events	Times and Dates (All times are Rome time)
Commencement of the Offer	6 July 2023
Expiration Deadline	5.00 p.m. on 13 July 2023
Announcement of Indicative Results of the Offer	14 July 2023 at or around 11.00 a.m.

Events	Times and Dates (All times are Rome time)

Pricing Date and Pricing Time	14 July 2023 at or around 2.00 p.m.
Announcement of Final Results and Pricing	As soon as reasonably practicable after the Pricing Time on the Pricing Date
Settlement Date	18 July 2023
The Company may, in its sole discretion, extend, re-open, amend, waive any condition of or terminate the Offer at any time, including the Maximum Acceptance Amount (subject to applicable law and as provided in the Tender Offer Memorandum), and the above times and dates are subject to the Company's right to so extend, re-open, amend and/or terminate the Offer.
Noteholders are advised to check with any bank, securities broker or other intermediary through which they hold Notes when such intermediary would need to receive instructions from a Noteholder in order for that Noteholder to be able to participate in, or (in the limited circumstances in which revocation is permitted) revoke their instruction to participate in, the Offer before the deadlines specified above and in the Tender Offer Memorandum. The deadlines set by any such intermediary and each Clearing System for the submission of Tender Instructions will be earlier than the relevant deadlines specified above and in the Tender Offer Memorandum.
Unless stated otherwise, announcements in connection with the Offer will be made (i) by publication via the Companies Announcements Office of the Irish Stock Exchange plc, trading as Euronext Dublin (at https://www.euronext.com/en/markets/dublin) and (ii) by the delivery of notices to the Clearing Systems for communication to Direct Participants. Such announcements may also be made on the relevant Reuters Insider Screen and/or by the issue of a press release to a Notifying News Service. Copies of all such announcements, press releases and notices can also be obtained upon request from the Tender Agent, the contact details for which are below. Significant delays may be experienced where notices are delivered to the Clearing Systems and Noteholders are urged to contact the Tender Agent for the relevant announcements during the course of the Offer. In addition, Noteholders may contact the Dealer Managers for information using the contact details below.
Noteholders are advised to read carefully the Tender Offer Memorandum for full details of and information on the procedures for participating in the Offer.
Banco Santander, S.A., BNP Paribas and Citigroup Global Markets Limited are acting as Dealer Managers for the Offer and Kroll Issuer Services Limited is acting as Tender Agent.

Further Information

Questions and requests for assistance in connection with the Offer may be directed to:

Dealer Managers
Banco Santander, S.A. Ciudad Grupo Santander Avenida de Cantabria s/n 28660 Boadilla del Monte Madrid, Spain Attention: Liability Management Email: LiabilityManagement@GrupoSantander.com	BNP Paribas 16, boulevard des Italiens 75009 Paris France Telephone: +33 1 55 77 78 94 Attention: Liability Management Group Email: liability.management@bnpparibas.com
Citigroup Global Markets Limited Citigroup Centre Canada Square London E14 5LB Telephone: +44 20 7986 8969 Attention: Liability Management Group Email: liabilitymanagement.europe@citi.com
Questions and requests for assistance in connection with the delivery of Tender Instructions including requests for a copy of the Tender Offer Memorandum may be directed to the Tender Agent.

Tender Agent
Kroll Issuer Services Limited
The Shard
32 London Bridge Street
London SE1 9SG
United Kingdom

Telephone: +44 (0)20 7704 0880
Attention: Arlind Bytyqi
Email: ferrari@is.kroll.com
Website: https://deals.is.kroll.com/ferrari

DISCLAIMER This announcement must be read in conjunction with the Tender Offer Memorandum. This announcement and the Tender Offer Memorandum contain important information which should be read carefully before any decision is made with respect to the Offer. If you are in any doubt as to the contents of this announcement or the Tender Offer Memorandum or the action you should take, you are recommended to seek your own financial and legal advice, including as to any tax consequences, immediately from your broker, bank manager, solicitor, accountant or other independent financial or legal adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee or intermediary must contact such entity if it wishes to participate in the Offer. None of the Company, the Dealer Managers and the Tender Agent, or any of their respective directors, officers, employees, agents or affiliates make any representation or recommendation whatsoever regarding the Offer, or any recommendation as to whether Noteholders should tender Notes in the Offer.

None of the Dealer Managers, the Tender Agent and any of their respective directors, officers, employees, agents or affiliates assumes any responsibility for the accuracy or completeness of the information concerning the Offer, the Company, any of its affiliates or the Notes contained in this announcement or in the Tender Offer Memorandum. None of the Company, the Dealer Managers, the Tender Agent and any of their respective directors, officers, employees, agents or affiliates of such person, is acting for any Noteholder, or will be responsible to any Noteholder for providing any protections which would be afforded to its clients or for providing advice in relation to the Offer, and accordingly none of the Dealer Managers, the Tender Agent and any of their respective directors, officers, employees, agents or affiliates assumes any responsibility for any failure by the Company to disclose information with regard to the Company or the Notes which is material in the context of the Offer and which is not otherwise publicly available.
OFFER AND DISTRIBUTION RESTRICTIONS
NOT FOR DISTRIBUTION IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN THE UNITED STATES, ITS TERRITORIES AND POSSESSIONS (INCLUDING PUERTO RICO, THE U.S. VIRGIN ISLANDS, GUAM, AMERICAN SAMOA, WAKE ISLAND AND THE NORTHERN MARIANA ISLANDS), ANY STATE OF THE UNITED STATES OR THE DISTRICT OF COLUMBIA OR TO ANY U.S. PERSON.
Neither this announcement nor the Tender Offer Memorandum constitutes an offer to buy or the solicitation of an offer to sell Notes (and tenders of Notes in the Offer will not be accepted from Noteholders) in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer and any of the Dealer Managers or any of the Dealer Managers' respective affiliates is such a licensed broker or dealer in any such jurisdiction, the Offer shall be deemed to be made by such Dealer Manager or affiliate, as the case may be, on behalf of the Company in such jurisdiction.
The distribution of this announcement and the Tender Offer Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession this announcement or the Tender Offer Memorandum comes are required by the Company, the Dealer Managers and the Tender Agent to inform themselves about, and to observe, any such restrictions.
United States
The Offer is not being made, and will not be made, directly or indirectly in or into, or by use of the mails of, or by any means or instrumentality of interstate or foreign commerce of or of any facilities of a national securities exchange of, the United States or to any U.S. Person (as defined in Regulation S of the United States Securities Act of 1933, as amended (each a U.S. Person)). This includes, but is not limited to, facsimile transmission, electronic mail, telex, telephone, the internet and other forms of electronic communication. Notes may not be tendered in the Offer by any such use, means, instrumentality or facility from or within the United States or by persons located or resident in the United States or by, or by any person acting for the account or benefit of, a U.S. Person. Accordingly, copies of this announcement, the Tender Offer Memorandum and any other documents or materials relating to the Offer are not being, and must not be, directly or indirectly mailed or otherwise transmitted, distributed or forwarded (including, without limitation, by custodians, nominees or trustees) in or into the United States or to any persons located or resident in the United States or to any U.S. Person. Any purported tender of Notes in the Offer resulting directly or indirectly from a violation of these restrictions will be invalid and any purported tender of Notes made by, or by any person acting for the account or benefit of, a U.S. Person or by a person located in the United States or any agent, fiduciary or other intermediary acting on a non-discretionary basis for a principal giving instructions from within the United States will be invalid and will not be accepted.
Each holder of Notes participating in the Offer will represent that it is not a U.S. Person, it is not located in the United States and is not participating in such Offer from the United States, or it is acting on a non-discretionary basis for a principal located outside the United States that is not giving an order to participate in the Offer from the United States and is not a U.S. Person. For the purposes of this and the above paragraph, United States means the United States of America, its territories and possessions (including Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands), any state of the United States of America and the District of Columbia.
Italy
Neither the Offer, this announcement, the Tender Offer Memorandum or any other document or materials relating to the Offer have been or will be submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa (CONSOB) pursuant to Italian laws and regulations. The Offer is being carried out in the Republic of Italy as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the Financial Services Act) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended. Holders or beneficial owners of Notes that are resident and/or located in Italy can tender Notes for purchase in the Offer through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of 15 February 2018, as amended from time to time, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with any other applicable laws and regulations or with any requirements imposed by CONSOB or any other Italian authority.
Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes or the Offer.
United Kingdom
The communication of this announcement, the Tender Offer Memorandum and any other documents or materials relating to the Offer is not being made and such documents and/or materials have not been approved by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000 (FSMA). Accordingly, this announcement, the Tender Offer Memorandum and such documents and/or materials are not being distributed to, and must not be passed on to, persons in the United Kingdom other than (i) to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Financial Promotion Order)), (ii) to those persons falling within Article 43(2) of the Financial Promotion Order, including existing members and creditors of the Company, (iii) to those persons who are outside the United Kingdom, or (iv) to any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (such persons together being Relevant Persons) This announcement, the Tender Offer Memorandum and any other documents or materials related to the Offer are only available to Relevant Persons and the transactions contemplated herein and therein will be available only to, and engaged in only with, Relevant Persons, and this announcement, the Tender Offer Memorandum and any other documents or materials relating to the Offer must not be relied or acted upon by persons other than Relevant Persons. Any investment activity referred to in this announcement, the Tender Offer Memorandum or such other offer materials are available only to Relevant Persons and will be engaged in only with Relevant Persons.
France
The Offer is not being made, directly or indirectly, to the public in the Republic of France (France). Neither this announcement, the Tender Offer Memorandum nor any other document or material relating to the Offer has been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d'investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés), other than individuals, in each case acting for their own account, all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 to D.411-3 of the French Code Monétaire et Financier, are eligible to participate in the Offer. This announcement and the Tender Offer Memorandum have not been and will not be submitted for clearance to nor approved by the Autorité des Marchés Financiers.
Belgium
The Offer may not be advertised and the Offer will not be extended, and neither the Tender Offer Memorandum nor any other documents or materials relating to the Offer (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any individual in Belgium qualifying as a consumer within the meaning of Article I.1 of the Belgian Code of Economic Law, as amended from time to time.
About Ferrari
Ferrari is among the world’s leading luxury brands focused on the design, engineering, production and sale of the world’s most recognizable luxury performance sports cars. Ferrari brand symbolizes exclusivity, innovation, state-of-the-art sporting performance and Italian design. Its history and the image enjoyed by its cars are closely associated with its Formula 1 racing team, Scuderia Ferrari, the most successful team in Formula 1 history. From the inaugural year of Formula 1 World Championship in 1950 through the present, Scuderia Ferrari has won 242 Grand Prix races, 16 Constructors’ World titles and 15 Drivers’ World titles. Ferrari designs, engineers and produces its cars in Maranello, Italy, and sells them in over 60 markets worldwide.
Forward-looking statements

This announcement contains forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “continue”, “on track”, “successful”, “grow”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, “guidance” or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors described in the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Group” in the Company’s annual and quarterly reports filed with the U.S. Securities and Exchange Commission, which are available on Ferrari’s website (https://www.ferrari.com/en-EN/corporate).

The Group expressly disclaims and does not assume any liability in connection with any inaccuracies in any of the forward-looking statements in this announcement or in connection with any use by any third party of such forward-looking statements. Any forward-looking statements contained in this announcement speak only as of the date of this announcement and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.

Contacts:

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com